Exhibit 5.1

October 7, 2016

Mitcham Industries, Inc.

8141 SH 75 South

P.O. Box 1175

Huntsville, Texas, 77340

Re:    Registration and Issuance of Securities of Mitcham Industries, Inc.

Ladies and Gentlemen:

We have acted as counsel for Mitcham Industries, Inc., a Texas corporation (the “Company”), with respect to certain legal matters in connection with the proposed issuance and sale from time to time by the Company of up to 500,000 shares of the Company’s Series A Cumulative Preferred Stock, par value $1.00 per share (the “Shares”), pursuant to that certain Equity Distribution Agreement dated October 7, 2016 (the “Distribution Agreement”) between the Company and Ladenburg Thalmann & Co. Inc. We have participated in the preparation of a Prospectus Supplement dated October 7, 2016 (the “Prospectus Supplement”) and the Prospectus dated September 9, 2016 (the “Prospectus”) forming part of the Registration Statement on Form S-3 (File No. 333-212949), as amended, initially filed by the Company with the Securities and Exchange Commission on August 5, 2016 (the “Registration Statement”). The Prospectus Supplement has been filed pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinions set forth below, we have examined certain statutes, including the Texas Business Organizations Code (the “TBOC”), certain of the Company’s records and documents, certificates of the Company and public officials, and such other instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed.

In connection with this opinion, we have assumed that:

(1)	each document submitted to us for review, and the information contained in each such document, is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original; and

(2)	each certificate from governmental officials reviewed by us is accurate, compete and authentic, and all public records are accurate and complete.

Based on the foregoing, and subject to the assumptions, qualifications, limitations, and exceptions set forth herein, we are of the opinion that the Shares, when issued and delivered on behalf of the Company against payment therefor as provided in the Distribution Agreement, will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited in all respects to the U.S. federal laws, the laws of the State of Texas and the TBOC, each as interpreted by federal courts and the courts of the State of Texas, and we are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Current Report on Form 8-K of the Company dated on or about the date hereof, to the incorporation by reference of this opinion of counsel into the Registration Statement and to the reference to our Firm under the heading “Legal Matters” in the Prospectus Supplement and the Prospectus. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

October 7, 2016 Page 2

Very truly yours

/s/ Vinson & Elkins L.L.P.